EIP Acquisition Corp I
600 Third Avenue, 38th Floor
New York, NY 10016

December 30, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	EIP Acquisition Corp I
Registration Statement on Form S-1
File No. 333-254367

Ladies and Gentlemen:

EIP Acquisition Corp I (the “Company”) hereby respectfully requests that its Registration Statement on Form S-1 (File No. 333-254367), and all exhibits filed therewith (the “Registration Statement”), be withdrawn, effective immediately, pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”). The Registration Statement has not been declared effective by the Securities and Exchange Commission (the “Commission”) and no securities have been issued or sold pursuant to the Registration Statement. The Company is withdrawing the Registration Statement because it has determined not to pursue an initial public offering of its securities at this time.

The Company further requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account for future use.

Please contact Carol Anne Huff of Winston & Strawn LLP, counsel to the Company, at (312) 558-3203 if you have any questions or concerns regarding this matter.

Very truly yours,

EIP Acquisition Corp I

By:	/s/ Hans Kobler
Name: Hans Kobler
Title: Chairman and Chief Executive Officer

cc:	Carol Anne Huff, Winston & Strawn LLP Sey-Hyo Lee, Winston & Strawn LLP